DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, NJ 07078-2704
www.dlapiper.com

Emilio Ragosa
emilio.ragosa@dlapiper.com
T	973.307.3004
F	973.215.2804

Partners Responsible for Short Hills Office:
Andrew P. Gilbert
Michael E. Helmer

September 7, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Tim Buchmiller

Re:                             Valeritas Holdings, Inc.

Registration Statement on Form S-1

Filed August 21, 2018

File No. 333-226958

Dear Mr. Buchmiller:

This letter is submitted on behalf of Valeritas Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-226958) filed on August 21, 2018 (the “Registration Statement”), as set forth in your letter dated September 5, 2018 addressed to John E. Timberlake, Chief Executive Officer of the Company (the “Comment Letter”).

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the comment in the Comment Letter has been reproduced herein with the Company’s response.  For your convenience, we have italicized the reproduced the Staff comment from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to the Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Incorporation of Certain Information by Reference, page 82

1.                                      Please provide us your analysis demonstrating whether you are eligible to use incorporation by reference as you have done. We note for example Form S-1 General Instruction VII.D.1(c) and your disclosure in your Form S-1 amended October 5, 2016 that your common stock is penny stock.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes it satisfies the eligibility requirements in General Instruction VII of Form S-1 (the “General Instruction”) to use incorporation by reference as provided by the General Instruction because the Company (A) is subject to the requirements to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (B) has filed all reports and other materials required to be filed by Sections 13(a), 14 or 14(d) of the Exchange Act during the preceding 12 months; (C) has filed an annual report under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year; (D) is not, and during the past three years neither it nor any of its predecessors were, (i) a blank check company as defined in Rule 419(a)(2), (ii) a shell company, other than a business combination related shell company, each as defined in Rule 405, or (iii) a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act; (E) any predecessor entity to the Company has met these requirements as applicable; and (F) the Company makes its periodic reports available and accessible on its website (collectively, the “Requirements”). Please refer to the Company’s analysis below for subsections (A) through (D).  We believe the requirements of subsections (E) and (F) are clearly met, and do not require any further analysis, but please let us know if the Staff does not agree.

Analysis

The General Instruction provides generally that companies meeting the requirements of the General Instruction immediately prior to the time of filing a registration statement on Form S-1 may elect to incorporate the information required by Items 3 through 11 of Form S-1 through incorporation by reference, in accordance with Item 11A and Item 12 of Form S-1. The Requirements for use of incorporation by reference in accordance with the General Instruction are described above, and the Company’s analysis is as follows:

A.            The Company filed a Form 8-A for the registration of its common stock pursuant to Section 12(b) of the Exchange Act on March 20, 2017, which has not been withdrawn, and is therefore subject to the requirements of Section 13 of the Exchange Act.

B.            The Company respectfully submits that it has filed all reports and other materials required to be filed by Sections 13(a), 14 or 14(d) of the Exchange Act during the preceding 12 months.

C.            The Company filed its annual report under Section 13(a) of the Exchange Act for its most recently completed fiscal year on February 28, 2018.

D.

i.                  The Company respectfully submits that neither it nor its predecessors has been a blank check company as defined in Rule 419(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), during the preceding three years prior to filing the Registration Statement.

ii.               The Company respectfully submits that neither it nor its predecessors has been a shell company, other than a business combination related shell company, each as defined in Rule 405 of the Securities Act, during the preceding three years prior to filing the Registration Statement.

iii.            The Company respectfully submits that neither it nor its predecessors has been a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Exchange Act during the preceding three years prior to filing the Registration Statement.

Specifically, the Company notes that it has been listed on the Nasdaq Capital Market since March 2017, and therefore, the Company has not been a registrant for the offering of penny stock with respect to any registration statement that the Company filed after March 2017, because its common stock was registered on a national securities exchange that satisfies the criteria listed in the exception provided by Rule 3a51-1(a)(2) of the Securities Act (“Section A”). Further, the Company was not a registrant for the offering of penny stock in connection with its Registration Statement on Form S-1 (File No. 333-215897), referred to herein as the “Listing Registration Statement,” because at the time the Listing Registration Statement was declared effective in March 2017, the Company’s common stock was approved for registration on the Nasdaq Capital Market upon notice of issuance within the meaning of Section A.

The only other registration statement that the Company filed within the past three years prior to filing the Registration Statement, which the Staff refers to specifically in the Comment Letter, is the Company’s Registration Statement on Form S-1 (File No. 333-212653), which was initially filed by the Company on July 22, 2016 (the “Pre-Listing Registration Statement”). As an initial matter, the Company respectfully submits that the Pre-Listing Registration Statement was a secondary, continuous offering filed by the Company on behalf of certain selling stockholders, and that, in light of this fact, even if the Staff determines that the Company’s securities could be fairly characterized as penny stock either at the time of the initial filing of the Pre-Listing Registration Statement or at any time after the initial filing of the Pre-Listing Registration Statement until the registration of the Company’s common stock on the Nasdaq Capital Market in March 2017, that such an offering is not the type of offering contemplated by General Instruction VII.D.1(c), and therefore is not relevant to an analysis of whether the Company has otherwise satisfied the requirements of the General Instruction.

If, however, the Staff determines that such an offering is relevant to the analysis, then the Company respectfully submits that it was not a registrant for an offering of penny stock at either the initial filing of the Pre-Listing Registration Statement or at any time after the initial filing of the Pre-Listing Registration Statement until the registration of the Company’s common stock on the Nasdaq Capital Market in March 2017, in accordance with the exceptions provided by Rule 3a51-1(d) of the Securities Act (“Section D”) and Rule 3a51-1(g) of the Securities Act (“Section G”).

As the Staff correctly notes, the Pre-Listing Registration Statement contains a risk factor (the “Risk Factor”) addressing the “penny stock rules of the SEC” on page 36 of the initial Pre-Listing Registration Statement, and on page 36 of each of its subsequent amendments. The Company respectfully submits, however, that notwithstanding the Risk Factor, as noted in the initial Pre-Listing Registration Statement and in each of its subsequent amendments, the price of the Company’s common stock on the OTCQB market was at or above $5.00 per share, and therefore, that the Company was not a registrant for an offering of penny stock in accordance with the exception provided by Section D. Further, the Company respectfully submits that the Risk Factor was included in the Pre-Listing Registration merely as a precaution in the event that the price of the Company’s common stock on the OTCQB market were to decrease below $5.00 per share prior to effectiveness of the Pre-Listing Registration Statement, which did not occur. The Company notes further that the language in the Risk Factor only specified that the Company was “subject to” the penny stock rules, but did not actually state that the Company was offering penny stock in the Pre-Listing Registration Statement. Finally, the Company notes that the average combined revenue of the Company and its predecessor for the three years prior to the Pre-Listing Registration Statement was approximately $12.6 million, which is above the $6.0 million threshold established by Section G.

For the reasons above, the Company respectfully submits that it satisfies the requirements of the General Instruction and is therefore eligible to use incorporation by reference in accordance with the General Instruction.

Item 17. Undertakings, page II-5

2.                                      Please include the undertaking required by Regulation S-K Item 512(i).

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement accordingly to include the undertaking required by Regulation S-K Item 512(i) in the next amendment to the Registration Statement. Specifically, the Company will include the following language:

“The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.”; and

“The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bone fide offering thereof.”

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 307-3004.

Sincerely,

DLA Piper LLP (US)

/s/ Emilio Ragosa

Emilio Ragosa
Partner

Enclosures

cc:                                John E. Timberlake, Valeritas Holdings, Inc.